NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on November 13, 2023, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on October 31, 2023 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The Redomestication (via Merger), which became effective October 31, 2023, Bunge Bermuda, Horizon Merger Company Limited, a Bermuda exempted company newly formed for the purpose of merging with Bunge-Bermuda in the Redomestication ("Bunge MergerCo"), and Bunge Switzerland entered into an Agreement and Plan of Merger (the "Agreement and Plan of Merger"), pursuant to which Bunge Bermuda merged with and into Bunge MergerCo, following which Bunge Bermuda survived as a direct, wholly-owned subsidiary of Bunge Switzerland. This Form 25 is only for the removal from listing on the NYSE of the (OLD) Bunge Limited Common Shares and not a termination of the registration of (NEW) Bunge Global SA Common Shares under Section 12(b) of the Exchange Act. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading before market open on November 01, 2023.